

June 16, 2025

Ryan Confer
President, Chief Executive Officer and Chief Financial Officer
Genprex, Inc.
3300 Bee Cave Road #650-227
Austin, TX 78746

> **Re: Genprex, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 11, 2025**
> **File No. 333-287962**

Dear Ryan Confer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lloyd Jeglikowski, Esq.